JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

GRENVILLE GOLD CORPORATION
Suite 207 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Tel: (604) 669-8842

JOINT NEWS RELEASE

March 17, 2008

JOURNEY AND GRENVILLE GOLD ANNOUNCE
AMENDMENT TO THE JOINT VENTURE ON SILVERIA PROJECT

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey”) (TSX-V: JNY, FRANKFURT: JL4, OTCBB: JNYRF) and Grenville Gold Corporation (TSX-V: GVG.V, OTCBB: GVLGF.PK, FRANKFURT: F9I.F, WKN: A0KELU) (“Grenville”) are pleased to announce that, subject to regulatory approval, they have entered into an amendment to the joint venture agreement dated February 5, 2008, whereby Journey may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru (the “Property”).

Under the terms of the joint venture agreement between Journey, Grenville, its wholly owned Canadian subsidiary and its 90% owned Peruvian subsidiary, Journey had an exclusive option to acquire up to a 75% interest in the Property by funding up to a total of $11,800,000 million in exploration and development expenditures towards advancing the project into production.

Pursuant to the amended joint venture agreement (the “Amendment Agreement”), Journey must fund an amount of CDN$1,300,000 toward expenditures on the Property and issue 1,000,000 shares of its common stock to Grenville on or before the seventh business day following the date of TSX Venture Exchange approval of the transaction (the “Approval Date”), but in any event no later than June 30, 2008. On or before three months following the Approval Date, Journey shall fund a further amount of CDN$1,500,000 toward Expenditures on the Property, upon completion of which, Journey will have earned a 25% interest in and to the Property. In addition, Journey must fund a further CDN$3,000,000 in Expenditures on the Property on or before eight months following the Approval Date, upon completion of which, Journey will have earned a 50% interest in and to the Property.

Under the Amendment Agreement, Journey shall maintain an option to earn an additional 25% interest in and to the Property by funding a further CDN$6,000,000 in Expenditures on the Property and making payment to Grenville in the amount of CDN$1,000,000 on or before January 31, 2011. In the event that Journey completes such further Expenditures, Journey will have earned a 75% interest in and to the Property, unless Grenville elects to contribute an equal amount of Expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50% basis. All funds are to be deposited into a joint venture account within the required time limits for the purpose of funding work on the Property under the joint venture.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) and the Frankfurt Stock Exchange (Symbol : JL4). The Company is currently exploring three advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project and the Empire Mine Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

Grenville Gold Corporation is a junior resource company seeking prospective properties in Peru and Ecuador. The Company has three operating subsidiaries: a 90%-owned subsidiary in Peru which owns the Silveria Property, Espanola Property and the Chorobal Property; Minera MineGreville S.A. in Ecuador which has an option to acquire the La Tigrera Project; and Parkman Diamond Corp. in Ontario, Canada which owns the Parkman Diamond Prospect. Grenville Gold plans to leverage the experience of its board and management in exploration and mining to develop its growth strategy in North and South America..

ON BEHALF OF JOURNEY RESOURCES CORP. AND GRENVILLE GOLD CORPORATION

“Jatinder (Jack) Bal”	“A. Paul Gill”

JATINDER (JACK) BAL	A. PAUL GILL
President & CEO	President & CEO
JOURNEY RESOURCES CORP.	GRENVILLE GOLD CORPORATION

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

For further information on Grenville Gold Corporation, please contact A. Paul Gill at (604) 669-8842, e-mail at pgill@grenvillegold.com , or visit our website at www.grenvillegoldcorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.